Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2012	2011

Earnings:

Income before income tax expense	$5,415	$2,563

Add:
Equity earnings from affiliates	(364)	(263)
Dividends received from affiliates	306	253
Fixed charges, excluding capitalized interest	636	622
Amortization of capitalized interest	25	25

Total earnings available for fixed charges	$6,018	$3,200

Fixed charges:
Interest on debt and finance lease charges	$533	$515
Capitalized interest	19	22
Interest element on rental expense	103	107

Total fixed charges	$655	$644

Ratio of earnings to fixed charges	9.2	5.0